SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

807863 10 5

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 807863 10 5	Page 2 of 11 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,488,631

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,488,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,488,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 807863 10 5	Page 3 of 11 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,488,631

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,488,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,488,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.8%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 807863 10 5	Page 4 of 11 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 45,300

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 45,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
45,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 807863 10 5	Page 5 of 11 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,443,331

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,443,331

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,443,331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.6%

14.	Type of Reporting Person (See Instructions)
OO, IA

SCHEDULE 13D
CUSIP No. 807863 10 5	Page 6 of 11 Pages

Item 1.	Security and Issuer

                 This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of School Specialty, Inc. (the "Issuer").  The address of the Issuer's principal executive office is W 6316 Design Drive, Greenville, WI 54942.

Item 2.	Identity and Background

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), and Robotti & Company Advisors, LLC ("Robotti Advisors," and together with Robotti, ROBT, and Robotti & Company the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

The address for each Reporting Person is 6 East 43rd Street, 23rd Floor, New York, NY 10017.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                 The aggregate purchase price of the 45,300shares of Common Stock beneficially held by Robotti & Company is $239,532.12 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                The aggregate purchase price of the 1,443,331 shares of Common Stock beneficially held by Robotti Advisors is $7,686,500.96 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

Item 4.	Purpose of Transaction

                (a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

SCHEDULE 13D
CUSIP No. 807863 10 5			Page 7 of 11 Pages

                The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.			Interest in Securities of the Issuer

                (a)-(b) As of May 24, 2012 the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)	1,488,631	0	1,488,631	7.84%
ROBT (1)(2)(3)	1,488,631	0	1,488,631	7.84%
Robotti & Company (1)(2)	45,300	0	45,300	**
Robotti Advisors(1)(3)	1,443,331	0	1,443,331	7.60%

                 *Based on 18,990,535 shares of Common Stock, $0.001 par value per share outstanding as of March 7, 2012 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended January 28, 2012, filed with the Securities and Exchange Commission on March 7, 2012.

               **Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 45,300 shares of Common Stock owned by the discretionary customers of Robotti & Company.
                (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,443,331 shares of Common Stock owned by the advisory clients of Robotti Advisors.

SCHEDULE 13D
CUSIP No. 807863 10 5			Page 8 of 11 Pages

                (c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company and Robotti Advisors in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit

Robotti Advisors' Advisory Clients	03/21/2012	43,702	BUY	$3.7346
Robotti Advisors' Advisory Clients	03/21/2012	18,094	BUY	$3.7331
Robotti Advisors' Advisory Clients	03/22/2012	41,107	BUY	$3.7488
Robotti Advisors' Advisory Clients	03/22/2012	17,875	BUY	$3.7492
Robotti Advisors' Advisory Clients	03/23/2012	37,040	BUY	$3.7033
Robotti Advisors' Advisory Clients	03/23/2012	16,075	BUY	$3.7019
Robotti Advisors' Advisory Clients	03/26/2012	26,501	BUY	$3.7825
Robotti Advisors' Advisory Clients	03/26/2012	10,400	BUY	$3.7855
Robotti Advisors' Advisory Clients	03/27/2012	41,208	BUY	$3.7620
Robotti Advisors' Advisory Clients	03/28/2012	13,197	BUY	$3.7564
Robotti Advisors' Advisory Clients	03/28/2012	13,479	BUY	$3.7156
Robotti Advisors' Advisory Clients	03/28/2012	(350)	SELL	$3.81
Robotti Advisors' Advisory Clients	03/30/2012	1300	BUY	$3.44
Robotti Advisors' Advisory Clients	04/05/2012	450	BUY	$3.346
Robotti Advisors' Advisory Clients	04/18/2012	550	BUY	$3.2089
Robotti Advisors' Advisory Clients	04/23/2012	1,250	BUY	$3.07
Robotti Advisors' Advisory Clients	04/26/2012	(1,050)	SELL	$3.28
Robotti & Company's Discretionary Customers	05/14/2012	30,825	BUY	$2.6556
Robotti Advisors' Advisory Clients	05/15/2012	41,214	BUY	$2.68
Robotti Advisors' Advisory Clients	05/15/2012	70,672	BUY	$2.6768
Robotti Advisors' Advisory Clients	05/16/2012	27,785	BUY	$2.6888
Robotti Advisors' Advisory Clients	05/16/2012	34,458	BUY	$2.6836
Robotti Advisors' Advisory Clients	05/17/2012	68,267	BUY	$2.6551
Robotti Advisors' Advisory Clients	05/17/2012	160,070	BUY	$2.6702
Robotti Advisors' Advisory Clients	05/18/2012	54,790	BUY	$2.5476
Robotti Advisors' Advisory Clients	05/21/2012	17,811	BUY	$2.5570
Robotti Advisors' Advisory Clients	05/22/2012	23,895	BUY	$2.5214
Robotti Advisors' Advisory Clients	05/23/2012	24,727	BUY	$3.0016
Robotti Advisors' Advisory Clients	05/24/2012	48,802	BUY	$2.9783

SCHEDULE 13D
CUSIP No. 807863 10 5	Page 9 of 11 Pages

(d)

Robotti & Company's discretionary customers and Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock beneficially owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of May 25, 2012 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith:

1. Joint Filing Agreement dated as of May 25, 2012 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 807863 10 5			Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 25, 2012

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

SCHEDULE 13D
CUSIP No. 807863 10 5	Page 11 of 11 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, New York, NY 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated
6 East 43rd Street, New York, NY 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., LLC, a division of
Grassi & Co.
Business Address:	488 Madison Avenue, New York, New York 10016

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company,
Incorporated
Business Address:	6 East 43rd Street, New York, NY 10017